EXHIBIT 99.1

O2Micro Reports Third Quarter 2018 Financial Results

GEORGE TOWN, Grand Cayman, Oct. 31, 2018 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q3 2018 Revenue was up 10.6% sequentially and within the range of guidance provided on August 1, 2018.

  GAAP net loss per fully diluted ADS in the third quarter of 2018 was 13 cents, with non-GAAP net loss of 5 cents per fully diluted ADS.

  Revenue growth in the fourth quarter of 2018 is expected to range between -5% and 5% compared to Q3 2018.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter ending September 30, 2018.

Financial Highlights for the Third Quarter ending September 30, 2018:
O2Micro International Limited (the “Company”) reported Q3 2018 revenue of $16.8 million. Revenue was up 10.6% sequentially, and up 8.3% from the same quarter in the previous year. The gross margin in the third quarter of 2018 was 50.5%, which was down from 52.1% in the prior quarter, and up from 50.3% in the third quarter of 2017. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the third quarter of 2018, the Company recorded total GAAP operating expenses of $10.2 million, compared to $9.7 million in the second quarter of 2018, and $9.5 million in the year-ago Q3 period. The GAAP operating margins for the third quarter of 2018, the second quarter of 2018, and third quarter of 2017 were (10.1%), (11.9%), and (11.1%), respectively.

GAAP net loss was $3.5 million in Q3 2018. This compares to a GAAP net income of $1.5 million in the second quarter of 2018 and a GAAP net loss of $1.4 million in Q3 2017. GAAP net loss per fully diluted ADS was $0.13 in Q3 2018. This compares to a GAAP net income per fully diluted ADS of $0.06 in Q2 2018 and a GAAP net loss per fully diluted ADS of $0.05 in Q3 2017.

Supplementary Data:
The Company ended the third quarter of 2018 with $41.2 million in unrestricted cash and short-term investments or $1.58 per outstanding ADS. The accounts receivable balance was $11.3 million and represented 60 days sales outstanding at the end of Q3 2018. Inventory was $10.0 million or 108 days and turned over 3.3 times during Q3 2018. As of September 30, 2018, the Company had $54.6 million in working capital and the book value was $82.0 million, or $3.15 per outstanding ADS. As of September 30, 2018, O2Micro International Limited had a total of 395 employees worldwide, including 249 engineers.

Management Commentary:
“Our Fourth quarter of 2018 revenue guidance reflects continued positive design activity momentum in the consumer and industrial market growth drivers. We are pleased to see our battery products group continuing to have new product introductions to the market supporting automotive, power tools and household appliance sectors. We also see strong growth drivers for higher end panel backlighting markets utilizing our innovative IC as consumer trends move toward 4K and HDR, as well as our intelligent, high performance power solutions for mobile devices,” said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions design wins for these product segments will enable ongoing growth despite the dynamic consumer market and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its third quarter conference call today, October 31, 2018, at 6:00AM Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 3590026
Participants, Int'l Toll: +1 334-323-0522
Participants, US/CAN: 877-260-1479

The Call-in Audio Replay will be available from November 2nd, 2018, 12:00 Eastern Time (US & Canada) through November 10th, 2018 12:00 Eastern Time (US & Canada)
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTM1OTAwMjYmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==
A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED) (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

NET SALES	$16,815	$15,520	$46,128	$44,988

COST OF SALES	8,322	7,707	22,498	21,901

GROSS PROFIT	8,493	7,813	23,630	23,087

OPERATING EXPENSES
Research and development (1)	5,245	4,662	14,746	13,215
Selling, general and administrative (1)	4,947	4,880	14,946	14,374
Litigation Income	-	-	-	(19)

Total Operating Expenses	10,192	9,542	29,692	27,570

LOSS FROM OPERATIONS	(1,699)	(1,729)	(6,062)	(4,483)

NON-OPERATING INCOME
Interest income	87	88	298	257
Net gain (loss) recognized on long-term investments	(1,687)	-	11,287	-
Foreign exchange gain – net	3	296	32	137
Other – net	122	199	430	504
Total Non-operating Income (Loss)	(1,475)	583	12,047	898

INCOME (LOSS) BEFORE INCOME TAX	(3,174)	(1,146)	5,985	(3,585)

INCOME TAX EXPENSE	281	229	811	681

NET INCOME (LOSS)	(3,455)	(1,375)	5,174	(4,266)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(290)	(128)	(583)	665
Unrealized loss on available-for-sale securities	-	-	-	(1)
Unrealized pension gain	1	-	5	2
Total Other Comprehensive Income (Loss)	(289)	(128)	(578)	666

COMPREHENSIVE INCOME (LOSS)	$(3,744)	$(1,503)	$4,596	$(3,600)

EARNINGS (LOSS) PER ADS
Basic	$(0.13)	$(0.05)	$0.20	$(0.17)
Diluted	$(0.13)	$(0.05)	$0.19	$(0.17)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,039	25,718	26,015	25,807
Diluted (in thousands)	26,039	25,718	26,579	25,807

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$60	$54	$182	$168
Selling, general and administrative	$290	$336	$886	$1,033

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2018	2017
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$33,856	$28,520
Restricted cash	34	35
Short-term investments	7,331	17,601
Accounts receivable – net	11,291	9,184
Inventories	9,960	9,330
Prepaid expenses and other current assets	2,326	1,245
Total Current Assets	64,798	65,915

LONG-TERM INVESTMENTS	13,104	3,112

PROPERTY AND EQUIPMENT – NET	13,703	13,755

OTHER ASSETS	2,132	2,300

TOTAL ASSETS	$93,737	$85,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$5,138	$2,460
Income tax payable	435	341
Accrued expenses and other current liabilities	4,654	4,379
Total Current Liabilities	10,227	7,180

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	333	355
Deferred income tax liabilities	1,099	906
Other liabilities	86	86
Total Other Long-Term Liabilities	1,518	1,347

Total Liabilities	11,745	8,527

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of September 30, 2018 and December 31, 2017 Outstanding –1,301,978,200 and 1,284,146,100 shares as of September 30, 2018 and December 31, 2017, respectively	33	33
Additional paid-in capital	142,794	142,946
Accumulated deficits	(42,780)	(47,517)
Accumulated other comprehensive income	4,759	5,337
Treasury stock – 367,058,400 and 384,890,500 shares as of September 30, 2018 and December 31, 2017, respectively	(22,814)	(24,244)
Total Shareholders’ Equity	81,992	76,555

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,737	$85,082

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com